SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Public Meeting with Investors
1Q05 Financial Results

Forward -Looking Statements

Any statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals represent beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Future considerations do not guarantee performance. These take in risks, uncertainties and premises since they refer to future events and, then, depends on circumstances that may not occur.

The audience should understand that general economic and industry conditions, as well as, other operating factors may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such future considerations.

Agenda

I.	Introduction

II.	Recent Performance

III.	Financial Results

IV.	Outlook and Final Remarks

Agenda

I.	Introduction

II.	Recent Performance

III.	Financial Results

IV.	Outlook and Final Remarks

NET Profile

  The largest Pay TV multi-service operator in Latin America
  Important provider of broadband internet access (Vírtua) in Brazil
  1.4 million PTV connected subscribers, corresponding to 38% of the Brazilian market
  The cable network extends for more than 35 thousand kilometers, with 6.6 million homes passed, operating in 44 cities
  Complete programming grid: Globosat + Telecine + HBO

Strategy

     Sustainable growth, subscriber
satisfaction and return to investors

Operating	Financial
Focus on service quality	Adequate capital structure
Vírtua’s continued growth	Oriented investments
PTV continued growth	Strong controlling group
Oriented Marketing	Corporate Governance
New products and packages

  Maintain leadership in the Pay TV segment
  Exploit the demand for advanced services
  Maximize usage of the already existing cable network

Transformation Plan

Call Center Efficiency

% of calls answered The average level of calls answered maintained high levels, around 93% in 1Q05

Call Center Pay-TV retention and reversion efficiency raised from 72% to 74% Vírtua’s retention and reversion efficiency raised from 46% to 73%

NET’s Virtuous Cycle

Increase in High Added	NET	Focus on
Value Products sales		Services Quality

Agenda

I.	Introduction

II.	Recent Performance

III.	Financial Results

IV.	Outlook and Final Remarks

Pay-TV

The focus on oriented sales and constant churn management generated sustainable growth in the subscriber base, even in a scenario where the available income from the middle class has not increased.

Broadband

Broadband’s several relaunch steps, which adapted the Company’s capacity with the market’s growth level, is promoting a significant subscriber’s base growth.

Programming costs and ARPU

In addition to a better relationship with programmers, costs conversion from US dollars to reais enables better planning and forecast, besides maintaining profitability.

•	Programming costs in R$

	•	Programming costs had maintained stability after price adjustments with programmers

	•	Such adjustment resulted on punctual and permanent savings on programming costs

•	Growing ARPU

	•	Launching of new products and services, such as NET DIGITAL and higher PPV sales, should increase ARPU.

PPV – Regional Soccer Championships and BBB

The increase in PPV sales contributed to the Company’s revenue increase

From the total PTV subscriber at the four more expressive cities, only 26% access the PPV services

*Source: Yankee Group – Mar05

ARPU – Broadband

Even with a competitive market, the Company is maintaining constant ARPU

Growing with better margins

Agenda

I.	Introduction

II.	Recent Performance

III.	Financial Result

IV.	Outlook and Final Remarks

Restructuring – Achieved Goals

With the conclusion of the financial restructuring, NET :

  Became independent from the capital market’s conditions
  Now has a debt amortization schedule compatible with the Company’s cash generation
  Is protected against income rates and/or FX rate increases, with mechanisms included in the new debt instruments
  Decreased significantly the Gross debt/EBITDA ratio, from 3.4x in 4Q04 to 1.0x after the conclusion of the capital increase
  Is capable to sustain growth, accomplishing the necessary investments and pay its financial obligations with operating cash generation

New Debt x Old Debt

Debt profile analysis	1Q04	1Q05

Gross Indebtedness	R$ 1,387 MM	R$ 655 MM*
Foreign currency	R$ 718MM	R$ 294MM
Gross debt / EBITDA	3.8x	1.4x
Average foreign currency rate	US dollar + 9%	US dollar + 7%
Average domestic currency rate	CDI + 4%	CDI + 2%

In addition to better financing rates, financial expenses tend to fall with the reduction of total debt

* Taking into consideration the additional debt payment after the conclusion of the capital increase

New Debt

Main attributions to the new debt:

  Lower costs: CDI + 2%p.a. in reais and Libor + 3% p.a. or fixed at 7% p.a. in US dollars
  Pari-passu for all debt
  Better ratings:

               S&P global: B+
               S&P national: brBBB
               Moody’s global: B3

  Net debt/cash generation ratio qualifies for refinancing if necessary

Amortization Schedule

Controlling Group

•	Globo continues to be NET’s controlling group

•	New shareholders agreement in use: Board composed of 11 members, out of which 6 are nominated by GB

•	Shareholders’ complementary expertise: Globo in programming and national content and Telmex in broadband and voice services

•	Telmex holds specific rights as minority shareholder of the controlling group

Agenda

I.	Introduction

II.	Recent Performance

III.	Financial Results

IV.	Outlook and Final Remarks

Pay TV

44 cities, 45% of GDP and 1/3 of the total A/B classes
Total homes covered by NET: 10,0 MM

•	Brazilian Pay TV market recorded growth above the expectations in 2004: 5.0% expected* vs. 7.3% recorded

•	Expected growth for 2005: 4.7%*

•	Increase in revenue through increased sales of high value added products: Digital, PPV, à la carte channels

•	Higher competition for the same subscriber: product quality and service are fundamental

•	Brazilian economy performance can determine more organic growth through class C sales
* Source: PTS 87 - May 2004

Pay TV

Source: Yankee Group – mar05, Pay-TV Survey – Relatório nº 97

Broadband

Cities were Virtua operates corresponds to 33% of the total Brazilian
A and B classes

Vírtua’s 11 cities concentrates 20% of the total homes in Brazil do país e and 50% of A class.

Adding A and B, the 11 cities represents 33% of the total in Brazil.

In these cities, the fight is stronger, acirrada, resulting in a higher penetration in A and B classes.

Source: Target 2004 Research, 16° Internet Pop Research – April04 and www.teleco.com.br

Broadband

Despite the strong growth in sales and in the subscriber base,
Vírtua only followed the market growth

Market 2004 Market 2004
2.048 2.048 K K customers

Source: Quarter Reports NET, Telefonica, Telemar and Brasil Telecom

Final Remarks

•Financial restructuring concluded:

  The company is in a virtuous cycle
  Indebtedness level compatible with Brazilian reality
  Financial expenses compatible with cash generation

•Operating performance consistency

  Subscriber base growth for the 8th consecutive quarter
  New EBITDA and EBIT level
  Brand renewal with NET Digital and HBO channels
  Strategy for operational growth development (Vírtua, NET Digital, VoIP)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.